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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

Commission File Number : 0-22349

(Check One)
     (X) Form 10-KSB     ( ) Form N-SAR
     ( ) Form 10-Q       ( ) Form 11-K
     ( ) Form 20-F

For Period Ended: December 31, 1997

     (  ) Transition Report on Form 10-K
     (  ) Transition Report on Form 20-F
     (  ) Transition Report on Form 11-K
     (  ) Transition Report on Form 10-Q
     (  ) Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pan Western Energy Corporation
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Full Name of Registrant


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Former Name if Applicable


1850 S. Boulder Avenue, Suite 300
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Address of Principal Executive Office (Street and Number)

Tulsa, Oklahoma 74119
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City, State and Zip Code

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PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on
(X) Form 10-K, Form 20-F, 11-K, of Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant is waiting on outside third party oil and gas reservoir engineers to complete the calculation of Registrant's oil and gas reserves at December 31, 1997. This information is also needed for the completion of the Registrant's annual audit which is being conducted by the Registrant's outside third party auditors.

     The Registrant is currently attempting to raise financing with an investment banker located in Houston, Texas. As part of their due diligence, the investment banker required that a reserve report for the Registrant be prepared by a reservoir engineer which was on their list of approved reserve engineers. Since the Registrant's past reservoir engineer was not included on the list the Registrant was forced to pick a new reservoir engineer from the list to complete it's oil and gas engineering report. The new reserve engineers began working on our reserve report on February 26, 1998 and since the Registrant's reserves are new to them they are completing a substantial amount of due diligence.

     In addition, our annual audit which has been in progress since March 9, 1997 cannot be completed until the reserve report is received since the results of the report affect both the depreciation, depletion and amortization calculation to be included in the audited financial statements as well as the unaudited Supplemental Information About Oil and Gas Producing Activities which must be included in our Form-10KSB filing.

It is currently anticipated the Registrant will file Form-10KSB on or before the fifteenth calendar day following the prescribed due date.

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PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.
         Vincent R. Kemendo
         (918) 582-4957

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  (X) Yes       (  ) No

     The Registrant became subject to the filing requirements by virtue of a Form-10SB which became effective on June 26, 1997.

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
(X) Yes      (   ) No

       As reflected in Form 10-Q filings for the periods ended June 30, 1997 and September 30, 1997, the registrant currently expects the audited financial statements for the year ended December 31, 1997 to reflect a significantly larger net loss than that which was reflected in the audited financial statements for the year ended December 31, 1996. The registrant experienced lower production volumes as well as lower prices for its oil and gas production for the year ended December 31, 1997 when compared to the year ended December 31, 1996. The registrant also experienced increased general and administrative expenses during the year ended December 31, 1997 as compared to the year ended December 31, 1996. In addition, in November, 1997, the registrant sold three wells and plugged two wells on its' properties located near Stillwater, Ok. These transactions accounted for a loss on sale of assets of approximately $214,400. The registrant continues to hold an interest in three producing wells on these properties.


                         PAN WESTERN ENERGY CORPORATION
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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date MARCH 25, 1998


By /s/ SID L. ANDERSON
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  Sid L. Anderson, President and Director

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